Exhibit 4.CC

PROMISSORY NOTE

of

Battle Mountain Gold Inc. (“BMG”)

FOR VALUE RECEIVED, BMG promises to pay to Ian D. Brown, of 3528 West 20th Avenue, Vancouver, BC V6S 1E7 (“Lender”) the amount of $10,000.00 (ten thousand dollars) plus interest at the rate of 6% (six per cent) per annum calculated from December 14, 2015 until the date or dates of repayment on a non-compounding basis not in advance, on the demand of the Lender provided cash funds of $400,000.00 or more have been received by BMG from the proceeds of one or more equity issuances by BMG prior to the time of the demand by the Lender.

Executed this 14th day of December, 2015 on behalf of BMG by:

Signed “Chet Idziszek”

Chet Idziszek,
Chief Executive Officer
(having the authority to bind BMG)

E-681